paragon

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A


10015185

02 February 2010

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st January 2010.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

dlw 2/17

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority



INVESTOR IN PEOPLE

SEC File No. 82-34991

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Director/PDMR Shareholding	05 January 2010	05 January 2010	DR3.1.2
2. Regulatory Announcement – Additional Listing	08 January 2010	08 January 2010	LR3.5.5
3. Regulatory Announcement – Annual Financial Report	11 January 2010	11 January 2010	DTR4.1.3
4. Regulatory Announcement – Director/PDMR Shareholding	11 January 2010	11 January 2010	DR3.1.2
5. Regulatory Announcement – Holding(s) in Company	25 January 2010	25 January 2010	DTR5.8.12
6. Regulatory Announcement – Interim Management Statement	28 January 2010	28 January 2010	DTR4.3
7. Regulatory Announcement – Holding(s) in Company	28 January 2010	29 January 2010	DTR5.8.12

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	16:38 05-Jan-2010
Number	0774F16

RNS Number : 0774F
Paragon Group Of Companies PLC
05 January 2010

DIRECTOR SHAREHOLDING

On 4 January 2010 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding
N S Terrington	451,145	4/1/13 - 4/7/13	2,267,218

N Keen	337,786	4/1/13 - 4/7/13	1,698,123
J A Heron	240,458	4/1/13 - 4/7/13	1,199,011

On 5 January 2010 The Paragon Group of Companies PLC granted the following awards under the Paragon Matching Share Plan ("PMSP"):

Director	Award granted	Total awards outstanding
N S Terrington	43,249	59,004
N Keen	32,422	44,227
J A Heron	22,868	32,274

The awards under the PPSP and PMSP are subject to a performance condition comparing the rank of the Company's total shareholder return ("TSR") against a comparator group of companies comprising the constituents of the FTSE 250 on the date of grant over the three years commencing on the date of grant. 25% of awards will vest for median performance, increasing on a straight line basis to full vesting for upper quartile performance.

Awards under the PMSP are exercisable for six months from the date on which the Remuneration Committee determines the extent to which the performance conditions have been satisfied.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Additional Listing
Released	07:00 08-Jan-2010
Number	1092F07

RNS Number : 1092F
Paragon Group Of Companies PLC
08 January 2010

Additional Listing

A block listing application has been made by The Paragon Group of Companies PLC (the "Company") for 8,392,549 ordinary shares of GBP1 each in the Company to be admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange. The shares will be issued fully paid and will rank pari passu in all respects with the existing issued ordinary shares of the Company. This application is being made to satisfy the exercise of existing share awards under The Paragon Performance Share and Matching Share Plans.

Enquiries:

John G Gemmell, Company Secretary
0121 712 2075

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Annual Financial Report
Released	16:00 11-Jan-2010
Number	3595F16

RNS Number : 3595F
Paragon Group Of Companies PLC
11 January 2010

THE PARAGON GROUP OF COMPANIES PLC
("The Company")

2009 Annual Report and 2010 Annual General Meeting

The Company has today posted copies of the following documents to its shareholders:

1. Annual Report and Accounts for the year ended 30 September 2009, which have been based on the information disclosed in the Final Results Announcement made on 24 November 2009;

2. Notice of the Annual General Meeting to be held on 11 February 2010; and

3. Form of Proxy in respect of the Annual General Meeting to be held on 11 February 2010.

Two copies of each of these documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade

Canary Wharf
LONDON
E14 5HS

Telephone Number: 020 7066 1000

These documents will shortly be available on the Group's website www.paragon-group.co.uk.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding - Replacement
Released	17:46 11-Jan-2010
Number	3739F17

RNS Number : 3739F
Paragon Group Of Companies PLC
11 January 2010

The following amendments have been made to the 'Director/PDMR Shareholding' announcement released on 11 January 2010 at 5.02 pm under RNS No 3693F.

The transfer dates reported should be 1 October 2012 and not 1 October 2010 as previously reported.

All other details remain unchanged.

The full amended text is shown below.

DIRECTOR SHAREHOLDING

On 11 January 2010 the trustee of The Paragon Group of Companies PLC Employee Trust ("the Trustee") granted the following award of Ordinary Shares of £1.00 to certain directors of the Company, for nil consideration or payment, under the Company's Deferred Annual Bonus Scheme in respect of the bonuses for the year ended 30 September 2009.

Director	Award granted	Transfer date

N S Terrington	60,098	1 October 2012
N Keen	42,802	1 October 2012
J A Heron	27,952	1 October 2012

Under the terms of the scheme the Trustee will procure that the shares are transferred to the scheme participants as soon as reasonably practicable after the transfer date reported above, subject to a participant continuing to hold office or employment with The Paragon Group of Companies PLC and to the provisions of the Model Code.

Enquiries:

John G Gemmell, Group Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	12:04 25-Jan-2010
Number	0658G12

RNS Number : 0658G
Paragon Group Of Companies PLC
25 January 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.): [iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	21 January 2010
6. Date on which issuer notified:	22 January 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone below 10%

8. Notified details:		
A: Voting rights attached to shares [viii, ix]		
Class/type of shares	**Situation previous to the triggering**	**Resulting situation after the triggering transaction**

if possible using the ISIN CODE	transaction Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	30,859,421	30,859,421	N/A	N/A	28,470,275	N/A	9.54%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				1,310,601	0.44%	0.44%

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
29,780,876	9.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
BlackRock Investment Management (UK) Limited - 29,780,876 (9.98%)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary

15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Interim Management Statement
Released	07:00 28-Jan-2010
Number	2287G07

RNS Number : 2287G
Paragon Group Of Companies PLC
28 January 2010

THE PARAGON GROUP OF COMPANIES PLC

Interim Management Statement

The Paragon Group of Companies PLC today publishes its Interim Management Statement based on the performance of the business from 1 October 2009 to date, including a commentary on the unaudited financial information for the period from 1 October to 31 December 2009.

The Group's financial performance remained strong. Income, operating expenses and provisions for losses during the first quarter of the financial year were in line with management's expectations, resulting in operating profits (before fair value items) of £13.2 million. Pre-tax profits, inclusive of a charge of £0.1 million for fair value hedging items, were £13.1 million for the period.

Trading

Our portfolio of loans continues to perform in line with our expectations. Redemptions across the loan books remain

low, at levels similar to the second half of the year ended 30 September 2009, whilst customer payment performance continues to be superior to market wide data. Arrears on the buy-to-let portfolio improved further during the quarter despite seasonal payment disruption typical of the Christmas period, with the percentage of accounts three months or more in arrears falling to 150bp at 31 December 2009 from 154bp at 30 September 2009.

Cash generation from the Group's SPVs remained strong over the period, with free cash balances increasing during the quarter to £98.2 million from £84.0 million at 30 September 2009.

Business Activity

The Group continues to finance buy-to-let and secured consumer finance further advances through its current securitisation arrangements. The funding markets have improved further, with significant tightening in securitisation credit spreads having occurred since the market reopened in January and new securitisation issues being planned by some market participants. We continue to monitor developments in the securitisation markets and the potential for new issuance by the Group on terms which meet our requirements to support new lending.

Good progress has been made on the business initiatives on which we reported at the year end, with these activities, comprising third party servicing, services to the private rented sector and the portfolio acquired in August 2009, operating profitably. We are currently pursuing a number of new opportunities to further develop these areas.

Outlook

The Group remains financially strong, managing its portfolio carefully in the weakened economic environment. UK interest rates are expected to remain at low levels during 2010, which will continue to have a positive impact on borrower payment performance, and we expect mortgage redemption rates to

remain low. We will aim to recommence lending when funding market conditions are appropriate and in the meantime we shall continue to seek new business opportunities to supplement growth.

For further information, please contact:

Nigel S Terrington 0121 712 2024
Chief Executive

Nicholas Keen 0121 712 2000
Finance Director

Andy Berry 020 7544 3044
Fishburn Hedges

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:55 28-Jan-2010
Number	2991G15

RNS Number : 2991G
Paragon Group Of Companies PLC
28 January 2010

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: [ii]	The Paragon Group of Companies PLC
2 Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	X

An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation: [iii]	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):[iv]	N/A
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	26th January 2010
6. Date on which issuer notified:	28th January 2010
7. Threshold(s) that is/are crossed or reached: [vi, vii]	Holding has gone above 10%

8. Notified details:		
A: Voting rights attached to shares [viii, ix]		
Class/type of shares	**Situation previous to the triggering**	**Resulting situation after the triggering transaction**

if possible using the ISIN CODE	transaction Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights [x]	
			Direct	Direct [xi]	Indirect [xii]	Direct	Indirect
GB00B2NGPM57	28,470,275	28,470,275	N/A	N/A	28,523,921	N/A	9.56%

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments [xv, xvi]

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date [xvii]	Exercise/ Conversion period [xviii]	Number of voting rights instrument refers to	% of voting rights [xix, xx]	
					Nominal	Delta
CFD				1,358,000	0.45%	0.45%

Total (A+B+C)	
Number of voting rights	Percentage of voting rights
29,881,921	10.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: [xxi]	
BlackRock Investment Management (UK) Limited - 29,881,921 (10.01%)	
Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	John G. Gemmell Group Company Secretary

15. Contact telephone number:	0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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